MICHAEL T. STUDER CPA P.C.
18 East Sunrise Highway
Freeport, NY 11520
Phone: (516) 378-1000
Fax: (516) 546-6220

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Golden Tan, Inc.

I consent to the use in Form SB-2 of my report dated April 30, 2007 included therein relating to the financial statements of Golden Tan, Inc. as of February 28, 2007 and for the period December 12, 2006 (inception) to February 28, 2007. I also consent to the reference to the firm under the heading "Interests of Named Experts and Counsel" in this registration statement.

Michael T. Studer CPA P.C.
Michael T. Studer CPA P.C.

Freeport, New York
May 25, 2007

230/May07VoiceServeConsent